SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 16)

                    Under the Securities Exchange Act of 1934



                        TRUMP ENTERTAINMENT RESORTS, INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                   89816T 10 3
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert M. Pickus
                        Trump Entertainment Resorts, Inc.
                          15 South Pennsylvania Avenue
                             Atlantic City, NJ 08401
                                 (609) 449-5866
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Thomas M. Cerabino, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                 October 7, 2009
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D

--------------------------------                              ------------------
CUSIP No. 89816T 10 3                                         Page 1 of 8 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            Donald J. Trump
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            PF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                2,744,351
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTINGEPOWERITTED]
SHARES
BENEFICIALLY                    1,407
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     2,744,351
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,407
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,745,758
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.28%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------
*Calculated based on 31,715,876 shares of common stock outstanding as of August 10, 2009, as reported by Trump Entertainment Resorts, Inc. in its Form 10-Q for the quarter ended June 30, 2009.

                                  SCHEDULE 13D

--------------------------------                              ------------------
CUSIP No. 89816T 10 3                                         Page 2 of 8 Pages
--------------------------------                              ------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON


            Ace Entertainment Holdings Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            OO
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTINGEPOWERITTED]
SHARES
BENEFICIALLY                    1,407
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,407
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,407
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%*
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            CO
----------- --------------------------------------------------------------------
*Calculated based on 31,715,876 shares of common stock outstanding as of August 10, 2009, as reported by Trump Entertainment Resorts, Inc. in its Form 10-Q for the quarter ended June 30, 2009.

     This Amendment No. 16 to Schedule 13D (this "Amendment") is being filed on behalf of Mr. Donald J. Trump and Ace Entertainment Holdings Inc., a New Jersey corporation wholly owned by Mr. Trump and formerly known as Trump Casinos, Inc. ("Ace", together with Mr. Trump, the "Reporting Persons"), and amends the
Schedule 13D filed by the Reporting Persons and Trump Casinos II, Inc., a New Jersey corporation formerly wholly owned by Mr. Trump, on June 22, 1995 (the "Initial Schedule 13D"), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14 and Amendment No. 15 to the Initial Schedule 13D filed by the Reporting Persons on April 25, 1996, October 16, 1996, March 26, 1997, April 30, 1999, January 18, 2001, July 3, 2001, August
10, 2001, April 25, 2002, June 18, 2003, August 12, 2004, January 31, 2005, May
23, 2005, May 12, 2006, February 18, 2009 and September 29, 2009, respectively (the Initial Schedule 13D, together with all such amendments thereto, this "Schedule 13D"). This Amendment relates to the common stock, par value $0.001 per share (referred to herein and in previous amendments to this Schedule 13D as the "New Common Stock"), of Trump Entertainment Resorts, Inc., a Delaware corporation (referred to herein and in previous amendments to this Schedule 13D as the "Restructured Company"). This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange

Act. Each Reporting Person disclaims beneficial ownership of all shares of New Common Stock, other than those reported herein as being owned by it.

Item 4.        Purpose of Transaction.

     Item 4 is hereby amended by deleting the last paragraph thereof in its entirety and replacing such paragraph with the following:

     On October 7, 2009, the Restructured Partnership (as defined in Amendment No. 12 to this Schedule 13D), the Restructured Company, BNAC (as defined in Amendment No. 15 to this Schedule 13D) and Mr. Trump entered into an Amendment dated as of October 5, 2009 (the "2009 Purchase Agreement Amendment") to the 2009 Purchase Agreement (as defined in Amendment No. 15 to this Schedule 13D, and as amended by the 2009 Purchase Agreement Amendment, the "Amended 2009 Purchase Agreement"). The 2009 Purchase Agreement Amendment amends the 2009 Purchase Agreement to provide that, subject to the terms and conditions set forth therein and in connection with the 2009 Plan (as defined in Amendment No. 15 to this Schedule 13D), BNAC and Mr. Trump will contribute additional capital of $13,937,300 to the Restructured Partnership for the purpose of funding the payment of such amount to holders of claims under the 8-1/2% Senior Secured Notes due 2015 issued by the Restructured Partnership and Trump Entertainment Resorts Funding, Inc.

     As a result of the additional capital contribution provided in the 2009 Purchase Agreement Amendment, a total of $113,937,300 in new capital shall be contributed by BNAC and Mr. Trump to the Restructured Partnership, subject to the terms and conditions set forth in the Amended 2009 Purchase Agreement and pursuant to the consummation of the 2009 Plan, which capital contributions shall be made as follows: (i) BNAC will contribute or cause to be contributed, through certain intermediary entities, $56,980,043 in cash to the Restructured Partnership, and
(ii) Mr. Trump will contribute or cause to be contributed, directly and through certain intermediary entities, $56,957,257 in cash to the Restructured Partnership. The consideration to be received by BNAC and Mr. Trump in connection with the Amended 2009 Purchase Agreement shall remain the same as that provided for in the 2009 Purchase Agreement, such that, after the consummation of the transactions contemplated thereby, Mr. Trump will own, directly and through certain intermediary entities (including the Restructured Company, Ace, TCI2 (as defined in Amendment No. 12 to this Schedule 13D) and certain entities owned by Mr. Trump and BNAC), 49.99% of the outstanding 2009 Partnership Interests (as defined in Amendment No. 15 to this Schedule 13D) and BNAC will own, through certain entities owned by Mr. Trump and BNAC, 50.01% of the outstanding 2009 Partnership Interests.

     The 2009 Purchase Agreement Amendment also amends the "Confirmation Order Deadline", which is the date after which BNAC or Mr. Trump may terminate the Amended 2009 Purchase Agreement if a confirmation order, in form and substance acceptable to BNAC, Mr. Trump and the Restructured Partnership, related to the 2009 Plan has not been entered by the Bankruptcy Court (as defined in Amendment No. 15 to this Schedule 13D) and become a final order by such date, from one hundred and five (105) days after the 2009 Plan was filed with the Bankruptcy Court to a fixed date of January 15, 2010. In addition, the 2009 Purchase Agreement Amendment amends the "Partnership Confirmation Order Deadline", which is the date after which the

Restructured Partnership may terminate the Amended 2009 Purchase Agreement if a confirmation order, in form and substance acceptable to BNAC, Mr. Trump and the Restructured Partnership, related to the 2009 Plan has not been entered by the Bankruptcy Court and become a final order by such date, from one hundred and eighty (180) days after the 2009 Plan was filed with the Bankruptcy Court to a fixed date of March 1, 2010.

     The consummation of the transactions contemplated by the Amended 2009 Purchase Agreement is subject to the satisfaction of certain closing conditions and the receipt of necessary approvals as well as the restructuring and recapitalization of the 2009 Debtors (as defined in Amendment No. 15 to this Schedule 13D) pursuant to, and subject to, the consummation of the 2009 Plan.

     The foregoing summary of the Amended 2009 Purchase Agreement is not intended to be complete. The 2009 Purchase Agreement, a copy of which was filed by the Restructured Company as Exhibit 10.1 to the Restructured Company's Form 8-K dated August 3, 2009, and the 2009 Purchase Agreement Amendment, a copy of which was filed by the Restructured Company as Exhibit 10.1 to the Restructured Company's Form 8-K dated October 7, 2009, are incorporated herein by reference and the foregoing summary of the Amended 2009 Purchase Agreement is qualified in its entirety by reference thereto. This Schedule 13D does not purport to amend, qualify or in any way modify such Amended 2009 Purchase Agreement.

     The Reporting Persons reserve the right to, and may, engage or otherwise participate in any transaction or other matter resulting from, or relating to, the pending bankruptcy proceedings of the 2009 Debtors and/or any of the transactions or activities described in clauses (a)-(j) of Item 4 of the instructions to Schedule 13D in connection with such bankruptcy proceedings. In addition, as previously reported, the Reporting Persons may also, from time to time, effect open market purchases of equity and/or debt securities of the Restructured Company.

Item 5.        Interest in Securities of the Issuer.

     Item 5 is hereby amended by deleting subsection (c) thereof in its entirety and replacing it with the following:

     (c) Except for the transactions described in Item 4 above, during the last 60 days there were no transactions with respect to the New Common Stock effected by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding the following paragraph to the end thereof:

     As described in Item 4 hereto, the Restructured Partnership, the Restructured Company, BNAC and Mr. Trump have entered into the 2009 Purchase Agreement Amendment. The information set forth in Item 4 with respect to the 2009 Purchase Agreement Amendment is incorporated into this Item 6 by reference.

                                   SIGNATURES

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Dated:  October 14, 2009                /s/ Donald J. Trump
                                        ----------------------------------------
                                        Name:  Donald J. Trump


Dated:  October 14, 2009                ACE ENTERTAINMENT HOLDINGS INC.
                                        (formerly known as Trump Casinos, Inc.)



                                        By: /s/ Donald J. Trump
                                            ------------------------------------
                                            Name:   Donald J. Trump
                                            Title:  President